Conditions of Buying

All bids are received under the following Conditions of Buying set forth below from clause 1 to 14 by New Art Est-Ouest Auctions Co., Ltd. (hereinafter, "New Art Est-Ouest") which are applicable to and in respect of the sale at "New Art Est-Ouest Auctions" (hereinafter, "Auction") at which New Art Est-Ouest Auctions acts as the agent of seller.

1. New Art Est-Ouest acts as the agent of sellers for Auction.

2. Auction participation is limited to those who have registered beforehand. If a person is not registered but who carries an inscription card or ticket belonging to someone else attends auctions and successfully wins any lot, the registrant is responsible for the payment of the lot(s). In general, any individual whose postal address can be confirmed by New Art Est-Ouest may participate in Auctions. However, New Art Est-Ouest reserves the right to refuse Auction participation at its discretion. Any photography or video taken during preview or Auction may be used in our pamphlets or other publications in our websites. All participants of preview and auction are assumed to have agreed to use those photography and video.

3. Those who are unable to attend Auction in person, can leave bidding instructions to New Art Est-Ouest staff for absentee or telephone bids, who will then place bids on your behalf. Besides, participant may also place a bid through the Internet. Prospective buyer(s) need to provide credit references before New Art Est-Ouest accepts any bid(s) by internet, absentee or telephone. Any payment for successfully bidded items at New Art Est-Ouest abides by Clause 6.

   i) **Absentee Bids**
   If instructions given by prospective buyer(s) is deemed to be inappropriate, the auctioneer has the right to refuse to adhere them at his discretion.

   ii) **Telephone Bids**
   New Art Est-Ouest is not liable for any error or failure when executing telephone bid due to bad connection even the instructions were given by prospective buyers.

   iii) **Bidding through Internet**
   New Art Est-Ouest does not take any responsibility for the mistyping, malfunction, problems of the communication environment, or any other causes subject to the malfunction. In addition, participant(s) who participate through the Internet agree to all the terms stated in "Terms of Use for Live Bidding".

4. The person who makes the highest bid accepted for a lot by the auctioneer shall be the buyer, and sale contract is established when hammer hit. Information regarding increasing rate of bidding in auction is conformed to the "Bidding Increments" indicated in the catalogue. However, the auctioneer is able to re-auction the lot at his or her discretion, if he or she judges the sale of the lot is questionable during or after an auction, or if there seems to be any other reason to re-auction.

5. The auctioneer has absolute discretion at any time to refuse any bids, withdraw any lot and re-offer a lot for sale (including after hitting the hammer), if he or she believes there may have been an error or dispute. At his or her discretion, the auctioneer has the right to take other actions such as cancelling an item as well as dividing items into different lots or putting plural lots together for sale.

6. i) The total amount due that buyers should pay includes the hammer price, buyer's premium and consumption tax on the buyer's premium. The buyer's premium is 21% of the hammer price of each lot up to and including JPY 40,000,000; plus 15% of the hammer of each lot from JPY 40,000,001 to 400,000,000 and 10% from 400,000,001.

Hammer Price	Buyer's Premium (consumption tax applies)
Up to and including JPY40,000,000	21%
In excess of JPY40,000,001 up to and including JPY400,000,000	15%
In excess of JPY400,000,001 and above	10%

   Cash, Bank Cashier's Check and Remittance are acceptable for the invoice settlement. Any bank charges occurred shall be payable by the Buyer. Any payment must be made in Japanese Yen and the payment shall be completed within 14 days after the sale. If a buyer has overdue payment after that period, New Art Est-Ouest may charge the interest at 15% per annum of the total amount dues, including the costs for storage and insurance. Buyer shall pay 50% of the total payment if cancellation proposed before payment due date, and buyer shall pay 90% of the total payment plus storage fee, insurance fee, and a total of any expense used in regards to all the works of successful bid(s).

   ii) Auction Participant must sign designated agreement of New Art Est-Ouest before the auction starts. Participant is required to submit credit references upon request by New Art Est-Ouest.

   iii) When a buyer has purchased lot(s), New Art Est-Ouest may ask to pay the total amount due or a part of it immediately after Auction. If the buyer fails to make payment, New Art Est-Ouest reserves the right to re-auction or re-sale the purchased item.

7. i) No pick up or delivery arrangement for the lot(s) will be provided unless New Art Est-Ouest received the full payment which is as same as the amount stated on the invoice.

   ii) Buyer shall collect the lot(s) or give instructions for shipping to New Art Est-Ouest once the invoice settlement is confirmed. Cost for packaging, shipping and transit insurance is at buyer's expenses. New Art Est-Ouest shall not be liable for accidents that occur after the completion of handing over the lots at New Art Est-Ouest' designated place (such as destruction, loss, theft, damage, and defacement). Furthermore, New Art Est-Ouest shall not be liable for accidents even when New Art Est-Ouest selects the shipping company or packages the lots in accordance with the Buyer's wishes pursuant to instructions in the shipping Instruction Form, regardless of the suitability of the shipping company or packaging. Buyer shall insure the delivery of lots and handle packaging etc under its own responsibility and at its own expense.

   iii) Buyers are expected to collect item purchased immediately. Fee-based storage will be applied for the lot(s) still remains at New Art Est-Ouest 30days after the auction day. Storage fee of JPY5,000 (plus CT) shall be payable by Buyer per lot per month. However, for Item(s) of which the sum of length, width, and height exceeds 2.5m, the storage fee is chargeable at JPY 40,000 (plus CT) per 3.3㎡ per lot per month.

   iv) If the purchased item remained uncollected by Buyer 1 year after the sale without any legitimate reason, as is considerable that there is no will to collect the purchased items, New Art Est-Ouest reserves the right to sell the item again at its own discretion regardless of the amount the buyers have paid for the lots. Besides, New Art Est-Ouest does not compensate for the hammer price of the initiate auction when resale. In case that a loss is incurred in the resale to the original buyer, New Art Est-Ouest does not have obligation to compensate for the loss. New Art Est-Ouest will pay the

original buyer the balance amount from resale hammer after deducted the charges for storage according to iii) of this clause and expenses for resale such as consignment fee and cataloguing fee etc. as prescribed in relevant regulations.

v) Regarding products of Ivory, Coral and Agalloch wood and any other which are under control of the Washington Convention, cancellation due to the issues concerning CITES permit/certificate or export permission is not acceptable.

8. i) Commentaries stated in catalogues, advertisements, pamphlets and website for each lot are just for participants' reference, the pictures and explanation (artist, year, size, weight, materials, color, technique, provenance, condition, title, damage, and restorations) are not to subject representation of facts but rather subjective statements of opinions held by New Art Est-Ouest, and does not guarantee any warrant for buy-sell transactions from this statement. The pictures of the lots may not reflect the exact texture, color, or materials of the actual works, and the illustrated materials are not meant to indicate defects nor conditions of the works. Thus, New Art Est-Ouest does not hold legal responsibility stated in the catalogues. For those who wish to purchase, it is highly recommended to examine the works in person and make judgement at the auction preview. (Some items may not be displayed at the preview, but they can be shown by having an appointment at time and place designated by New Art Est-Ouest.)

ii) Consignors and New Art Est-Ouest do not bear responsibility for any flaws, restorations, and defects. New Art Est-Ouest does not accept any claims such as cancellation after successful bid due to flaws, restorations, and defects on the won items, even these are not mentioned in the catalogue.

iii) Descriptions concerning the operation of items involve mechanical parts such as clocks and music boxes are not guaranteed whether they can be endured for everyday use. Moreover, please acknowledge the possibility that the operating items may stop operating at any time. Cancellation for mechanical reasons is not acceptable.

9. Excluding no reserve items, New Art Est-Ouest offers one-year-warranty on authenticity for all lots sold at the auction from the date of the sale. However, it does not apply for item of which artists or ateliers are uncertain and described as "Attributed" or "Style" in the catalogue. Likewise, any items of antique and other generally acknowledged items are not subject to any warranty coverage. Also, we do not accept cancellation due to its authenticity on lots which are not subject to warranty of authenticity.

i) The warranty is non-transferable, and is valid only to Buyer at Auction; any owner of the item after re-sale or transfer is not eligible for the warranty coverage.

ii) Any claim of the authenticity warranty mentioned above can be made within one year from the date of the sale; only in the case that item is appraised as counterfeit by a third party connoisseur whom New Art Est-Ouest deems appropriate and New Art Est-Ouest confirms that item is in the same condition as the time of the sale. In such case, New Art Est-Ouest shall finally repossess the lot and in return refund the full amount of the purchase to the claimer. By the completion of the refund payment, the situation shall be deemed to be resolved. Other than the refund, New Art Est-Ouest does not guarantee the liability for any damages incurred by returning item to New Art Est-Ouest. Cost for packing, shipping and transit insurance to send item to the buyer after the sale and the cost for returning item to New Art Est-Ouest is at the claimer's expenses.

iii) If the successful lot turns out as a stolen item or lost by any chance, and is requested to be returned to the rightful owner, New Art Est-Ouest will nullify the sale at once; in the case of where the payment is completed, the original purchase price paid for the lot shall be refunded without interest as a solution.

10. In the case where buyers do not abide by Conditions 6 and 7 and do not pay the total amount due and the related fees on any lot without collecting, New Art Est-Ouest is entitled to exercise other rights or remedies listed below.

i) Without giving any notice to a buyer, New Art Est-Ouest may re-auction unpaid item at public or private auctions. If a re-sale results in a lower price than the original hammer price, the original buyer should pay the balance with any other incurred costs. If a re-sale results in a higher price than the original hammer price, the surplus should be paid to the seller.

ii) Successfully bidded item could be stored at New Art Est-Ouest's building or other designated warehouse at buyer's expenses, and we shall allow the buyer to collect the lots after the buyer paid the total amount due and arrears. Despite of the condition mentioned, New Art Est-Ouest has the right to re-sale in connection with 10-i) under any circumstances when there is overdue at the time that the payment due date is past.

11. The ownership of lots is not transferred to a buyer until the buyer has made full payment for the total amount due. However, any responsibilities for the lots including risks are transferred to the buyer at the point that New Art Est-Ouest gives a notice to the buyer. New Art Est-Ouest has the right not to release any sold lots.

12. Exclusion of antisocial force

12-1.buyer must acknowledge the followings and no violation of the followings will happen.

i) A buyer is not; a violent group, a member of violent group, a former member of violent group within last 5 year, a sub-member of violent group, corporate related to violent group, a corporate extortionist, a political racketeering organization, terrorists of specialized intelligence (the "Antisocial Force") and/or a person or group which are recognized as above.

ii) A buyer is not; an executive (the "Executive" includes an executive member, director and/or another personal recognized as above), a practical director, a shareholder, a deputation or intermediary of this contract and others belong to Antisocial Force.

iii) The contract is signed on buyer's willing and not forced by or involved any Antisocial Force.

iv) An Antisocial Force will not be involved to implement the contract and/or accomplish object of a buyer or the Antisocial Force.

v) A buyer, an Executive, a practical director, and/or shareholder is not related to an Antisocial Force or a person/group recognized as Antisocial Force in society by offering them funds and/or physical/unphysical benefit.

12-2. New Art Est-Ouest obtains right to cancel the agreement or terminate without notice in case a buyer has the one of or more than one of followings. New Art Est-Ouest shall not be liable for any losses caused.

i) a buyer's action is against provision no 9-1.

ii) a buyer's action are taken by violence or illegal mean.

iii) a buyer's action includes assault, threats and/or violence when dealing

iv) a buyer spreads false information to public and slander the New Art Est-Ouest result in interference of business operations.

v) a buyer take action(s) recognized as above.

13. The interpretation of provisions in the Conditions shall be governed by and executed by the laws of Japan. Any provision of "United Nations Convention on Contracts for the International Sale of Goods" shall be excluded.

14. Tokyo District Court and the Tokyo Summary Court shall have exclusive jurisdiction for the first instance over any lawsuit in connection with this matter. (The English version of the Conditions is for the purpose of reference only. If there is any discrepancy between the Japanese version and the English version, the Japanese version shall have the binding effect.)

August 2021
New Art Est-Ouest Auctions Co., Ltd.

INVOICE

New Art Est-Ouest Auctions co., Ltd
2-5-15 Higashigotanda, Shinagawa-ku,
Tokyo, Japan 141-0022
Tel : +81 (0) 3-5791-3131
Fax : +81 (0) 3-5791-3133

NEW ART EST-OUEST
SINCE 1984

Masterworks Gallery, LLC as agent for Masterworks Cayman,
SPC on behalf of its 083 Segregated Portfolio.

USA

1st October 2021

CONTEMPORARY ART   Total Amount Due   JPY   289,900,000 - (* By credit card JPY   305,157,895 -)

Paddle No.	1020
Date	2021/10/05
Customer No.	089173

*AVAILABLE CREDIT CARD : VISA, MasterCard

*5% additional charges on the total amount applied for the settlement by credit card. 使用信用卡付款時會在總金額之外產生5%的手續費。(Total Amount Due/0.95)

*クレジットカードでのお支払いの場合、ご請求総額に5%の手数料がかかります。(ご請求総額÷0.95) ご利用できるクレジットカードは、VISA、MasterCardのみ、分割はできません。

Lot	Artist / Title / Material, Size, Year	Hammer Price	Buyer's Premium	Consumption Tax	Unit Amount
036	KUSAMA Yayoi / PUMPKIN / acrylic on canvas 65.5×53.2 cm 1991	¥250,000,000	¥39,900,000	¥0	¥289,900,000
	Total Amount	1 Piece (s)			¥289,900,000

The Due Date   15 Oct. 2021

A deposit of 10% of the purchase price (as same as the invoice amount) will be made in FIVE(5) working days with 60 day payment terms will be applied on the account of MASTERWORKS (ID: 89173), with the condition that due to failure to pay on or by day 60 the 10% will not be refunded. All bank charges occurred shall be payable by Buyer. Thank you for your prompt settlement of this invoice and you may ignore this invoice if you had already made the payment. The work can be picked up after the payment is confirmed.
Buyer should arrange the delivery or pick up for the bought lot(s) at the earliest once the full payment is confirmed settled. Fee-based storage will be applied for the lot(s) still remains at Est-Ouest 30days after the auction day, and the buyer should pay the additional charges incurred for storage.
請按英文版已同意之條款支付。(如本請求書到時您已付款結束，我們向您表示歉意)。
拍賣成功後請買家儘早辦理中標拍賣品提取手續。請注意，在拍賣日結束30天後，還未被領取的成交拍品，
將被轉移至需要付費倉庫保管，屆時會另外產生保管費用由買家承擔。

50% of the total payment stated on the invoice amount shall be payable for cancellation on successful bid(s) within the payment due date, and for cancellation on successful bid(s) after the payment due date, 90% of the total payment shall be payable, plus the storage fee, insurance, and a total of any expense used in regards to all the works of successful bid(s).
於付款期限前提出取消中標時，需支付總應付金額的50%的手續費;於付款期限後的取消，需支付總應付金額的90%及全部中標作品的倉庫費、保險及其他支出的總金額。

Account Name :	**Est-Ouest Auctions Co.,Ltd.**
Bank :	MIZUHO BANK, LTD., TOKYO
Branch :	EBISU
Account number :	188-1860473
SWIFT :	MHCBJPJT
Bank address :	1-20-22 Ebisu Shibuya-ku Tokyo Japan

Remitter (/Buyer) bears all transaction fees / 銀行匯款手續費用須由客人負擔。